BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 288,151

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 288,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 48,206

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 527,945

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 3,692,064

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,448,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 924,411

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 4,215,653

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 279,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 16,985

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 262,015

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC ShareSave Plan 2023

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 90,171

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 4,603

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 85,568

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC Executive Share Ownership Scheme 2023

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 155,732

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 5,478

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 150,254

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 July 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC Employee Share Purchase Plan 2023

Period of return:From: 1 January 2025To: 30 June 2025

Balance of unallotted securities under scheme(s) from previous return: 13,330

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 300,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 0

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 313,330

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528